UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                    Wallstreet Racing Stables, Inc. ("WRSB")
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   932901 10 1
                                   -----------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                         Overton, Babiarz & Sykes, P.C.
                      7720 East Belleview Avenue, Ste. 200
                               Englewood, CO 80111
                                 (303) 779-5900
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                     6/12/98
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

CUSIP No.       932901 10 1
         -------------------------

1    Name of Reporting Person

     Ronald R. McGinnis

2    Check the Appropriate Box if a Member of a Group          a
                                                                 -----

                                                               b   X*
                                                                 -----

3    SEC USE ONLY

4    Source of Funds *

     AF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:                 46,333

8    Shared Voting Power:               25,000

9    Sole Dispositive Power:            46,333

10   Shared Dispositive Power:          25,000

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  71,333

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * [ ]

13   Percent of Class Represented by Amount in Row (11):  7.97%

14   Type of Reporting Person *

     PN

*The Reporting Person is the general partner of the McGinnis Family Limited Partnership. However, the Reporting Person disclaims the existence of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share of Wallstreet Racing Stables, Inc. (hereinafter the "Company"), whose principal place of business is located at 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918.

ITEM 2: IDENTITY AND BACKGROUND

     a.   Name--Ronald R. McGinnis

     b.   Address--597 W. Waterview Drive, Green Valley, Arizona 85614

     c.   Occupation--   Mr.   McGinnis  is  the  Vice  President  of  Corporate
          Development and Director of Wallstreet Racing Stables, Inc.

     d. During the past five years, Mr. McGinnis has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. McGinnis has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Mr. McGinnis is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     Ronald R. McGinnis, the Reporting Person, is the general partner of the McGinnis Family Limited Partnership (the "Partnership"). On June 12, 1998, the Partnership acquired 25,000 shares of the Company in a public offering. The funds used to make that acquisition were the working capital of the Partnership.

Item 4: PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. McGinnis for the purpose of investment. Mr. McGinnis has no plan to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;


     b.   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, Mr. McGinnis is deemed to beneficially own 71,333 shares of Common Stock of the Company. Such amount includes 46,333 shares of Common Stock owned directly by the Reporting Person and 25,000 shares owned by the Partnership. The Reporting Person's beneficial ownership represents 7.97% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

     b. Mr. McGinnis has the sole power to vote and dispose of 46,333 shares of Common Stock of the Company and shares the voting and dispositive power with regard to the 25,000 acquired by the Partnership. The Partnership's principal place of business is located at 597 W. Waterview Dr., Green Valley, AZ 85614 and its principal activity is investments.

     c. The Partnership acquired 25,000 shares of Common Stock from the Company in a public offering. The amount of such purchase, coupled with other securities owned by the Reporting Person, gave rise to the filing of this Schedule.

     d. The remaining members of the Partnership, which consist of members of the Reporting Persons' family, share the power to receive any dividends or proceeds from any disposition of the Common Stock.

     e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



/s/ Ronald R. McGinnis
-----------------------------------       Date:   July 9, 1998
Ronald R. McGinnis                             ---------------------------------